November 24, 2009	Filed via Edgar

Mr. Kevin W. Vaughn
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Response to Letter dated November 10, 2009

Dear Mr. Vaughn,

With regard to your follow up letter dated November 10, 2009 related to our response letter dated October 22, 2009; we are pleased to provide the following explanations and clarifications;

Form 10-K for the period ended December 31, 2008:

1.
Please refer to your response to comment 1 of our September 14, 2009 letter and tell us and revise future filings to clarify if the information included in your response represents the underwriting policies for all loans held in your portfolio or just those loans that were recently underwritten.  To the extent you followed different underwriting standards for loans in prior periods that are included in your financial statements, please tell us and revise future filings to discuss them, including what the terms were, when you changed them, and why they were changed.  For instance, we note that you disclose that you did not originate or purchase sub-prime loans in 2008, yet it is not clear from your disclosures whether or not your originated or purchased such loans in prior periods and your response is not definitive as to what periods you are discussing.

Response:
The underwriting policies of the bank have been slightly modified over time, as expected, in response to regulatory guidance that is issued, the result of our own internal analysis, and the tenure and experience of our staff. These changes typically cover the concentration level of certain type loans with respect to size, type, geography, etc. In addition, the process of reviewing and approving loans has also been modified in response to the economic environment. However, there have been no substantive changes as to the type lending risk our policies cover. We have never originated or purchased sub-prime loans. The basic underwriting policies covering all loans in our portfolio are very similar if not identical at this time.

Form 10-Q for the period ended June 30, 2009

2.	Please refer to the response to comment 2 of our September 14, 2009 letter and address the following:

•
Please tell us what you mean by the phrase “Since we are applying defaults immediately in our model, we felt it was necessary to apply a second level stress test.  Our second level filter is a stress test we apply to the 4s and 5s to differentiate the immediate default risk.”  Specifically clarify what you mean when you state that you are applying defaults immediately in your model and why doing so made you feel that it was necessary to apply a second level stress test.  Clarify what the second level test is, what information it provides, how you use it, why you only apply it to 4s and 5s and how doing so differentiates the immediate default risk.

Response
Our model assumes that any deferral is an immediate default and collapses the cashflow before the next payment date. The statement in our response dated October 22, 2009 made it sound as if the current defaults and deferrals triggered the second level stress testing, which is an incorrect correlation.  The second level stress testing is conducted because we recognize that future deferrals and defaults are probable.  The second level filter is only applied to institutions rated 4 and 5 because they show abnormally high risk of deferral compared to the rest of the banking universe. However, while the deferral or default risk is high, it would be improper to assume that all of them would default or defer.  The second level stress test categorizes these banks into three buckets to differentiate the immediate default risk in these banks. The three buckets are: high risk (100% probability of default at next payment date), medium risk (50% probability), and low risk (0% probability).

•	Please tell us to what you are applying the 2% baseline default rate.

Response
We are applying the 2% baseline default rate to collateral with a CAMELS model rating of 3 or less.  The 2% baseline is applied for the first two years due to the current economic conditions impacting all financial institutions; the historical average of 0.36% is then utilized for the remaining life.

•	Please provide us your proposed revisions to future filings surrounding this security including you determined it was not other than temporarily impaired.

Response
The following is the commentary with regard to this investment that appears in Footnote 4 in our Form 10-Q for the period ended September 30, 2009:

Trust Preferred Securities

The Company, through the bank’s investment subsidiary, owns a $1 million original investment in PreTSL XXV, a pooled $877.4 million book value at the time of purchase.  This is the company’s only pooled trust preferred security. At September 30, 2009, the market value of the investment was $78,478 and the book value was $436,341.  The investment was rated Ca by Moody’s and C by Fitch.

The investment is divided into seven tranches.  Tower’s investment is in the fifth tranche (C-1), meaning the cashflows on the investment are subordinated to the higher placed tranches. There are sixty-eight (68) issuing participants in PreTSL XXV.  Fifty-eight (58) of the issuers are banks or bank holding companies, with the remaining issuers being insurance companies.  As of September 30, 2009, the amount of deferrals and defaults was $264.1 million, or 30.1% of the total pool.  Of the total $877.4 million of original collateral, $613.3 million is currently paying interest.  The defaults and deferrals occurred as follows:

	Deferral	Default
March 31, 2008	$-	$25,000,000
September 30, 2008	20,000,000	-
December 31, 2008	15,000,000	35,000,000
March 31, 2009	22,500,000	-
June 30, 2009	35,600,000	25,000,000
September 30, 2009	86,000,000	-

We have concluded that as of September 30, 2009, the investment had OTTI of approximately 52.5%, or $525,000.  This created an OTTI charge in the third quarter of $477,344, as we had previously recorded an OTTI charge of $47,656 in the second quarter.

The Company uses the OTTI evaluation model to compare the present value of expected cash flows to the previous estimate to determine whether an adverse change in cash flows has occurred during the quarter. The OTTI model considers the structure and term of the collateralized debt obligation (“CDO”) and the financial condition of the underlying issuers. Specifically, the model details interest rates, principal balances of note classes and underlying issuers, the timing and amount of interest and principal payments of the underlying issuers, and the allocation of the payments to the note classes. The current estimate of expected cash flows is based on the most recent trustee reports and any other relevant market information including announcements of interest payment deferrals or defaults of underlying trust preferred securities. Assumptions used in the model include expected future default rates and prepayments. We assume that all interest payment deferrals will become defaults prior to their next payment dates and that there will be no recoveries on defaults. In addition we use the model to “stress” each CDO, or make assumptions more severe than expected activity, to determine the degree to which assumptions could deteriorate before the CDO could no longer fully support repayment of Tower’s note class. We evaluate the credit quality of each underlying issuer in the pool and apply a risk rating for each issuer and then put this risk rating into a relevant risk model to identify immediate default risk.  Upon completion of the September 30, 2009 analysis, our model indicated other-than-temporary impairment on this security due to additional deferrals and risk of immediate default during the third quarter.

3.
Please refer to your response to comment 3 of our September 14, 2009 letter and tell us how recording the first quarter OTTI in the second quarter did not change your net loss or net income position as set forth in your response, clarifying how you determined that 12% is not material to reported net income.  Also, please tell us how you evaluated your disclosure controls and procedures in view of the fact that you subsequently determined that there was no OTTI at March 31, 2009.

Response
As part of our SAB99 review, described in our letter dated October 22, 2009, we also took into account the dollar amount impact in our materiality analysis. While we agree that 12% appears material from purely a percentage basis, the pure dollar amount was small enough to cause less than a $0.01 change in our earnings per share.  We felt it was important to review the dollar amount as well as the percentage, as the percentage method tends to get skewed as the net income is reduced.  For example, if our net income was $5,000 for the quarter, any error greater than $500 would be considered material from a pure percentage standpoint.

After evaluating the dollars versus percentage impact to our net income, we felt this change was immaterial and would not misstate our overall financial condition.

As such, we still feel that our internal controls were effective.  As part of any process, we continue to analyze and evolve our procedures.  During our evaluation of our disclosure controls we determined that there were enhanced testing methodologies available related to this investment.  These enhanced methodologies were applied and basically confirmed our initial conclusions.

As part of our evaluation process we have determined that we had an internal control deficiency in our process for assessing OTTI; however, we concluded that this error did not rise to the level of a material weakness as the actual error was not material.  Additionally, in the third quarter of 2009 corrective action has taken place with regard to how we analyze this investment, eliminating the deficiency in our internal control. This is the only investment of this type in our portfolio we have concluded that any potential errors would not rise to the level of a material misstatement.

Form 8-K filed November 11, 2009 (We assume you are referring to our 8-K filed on November 3, 2009 related to our Third Quarter results).

4.
Please tell us in detail of the specific facts and circumstances that resulted in the OTTI impairment in the third quarter and identify which security became impaired.  To the extent it was your trust preferred security, tell us which of the assumptions changed in the testing methodologies described in your response to comment 2 of our September 14, 2009 letter that resulted in the OTTI and tell us how you determined the amount of the impairment.

Response
Please refer to Footnote 4 in our Form 10-Q for the period ended September 30, 2009, which is shown earlier in this letter in Section 2.

We trust that our responses have adequately addressed your questions.  If you have any questions or need to discuss this information in greater detail, please don’t hesitate to contact me at 260-427-7150.

Sincerely,

/s/:  Richard R. Sawyer

Richard R. Sawyer
Chief Financial Officer